Ad.Venture Partners, Inc.
18 W. 18TH Street, 11TH Floor
New York, NY 10011
August 22, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ad.Venture Partners, Inc. Registration Statement on Form S-1 File No. 333-124141
Ladies and Gentlemen:
     In connection with the above-captioned filing, Ad.Venture Partners, Inc. (the “Company”) hereby acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Ad.Venture Partners, Inc.
By:  /s/ Ilan Slasky
Ilan Slasky, President

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